OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMMAND SECURITY CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

20050L100
(CUSIP Number)

January 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20050L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
674,360

6.	SHARED VOTING POWER
700,225

7.	SOLE DISPOSITIVE POWER
674,360

8.	SHARED DISPOSITIVE POWER	[_]
700,225

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,585

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.6%

12.	TYPE OF REPORTING PERSON*
IN

CUSIP No.	20050L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
700,225

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER	[_]
700,225

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	20050L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
700,225

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER	[_]
700,225

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12.	TYPE OF REPORTING PERSON*
PN

CUSIP No.	20050L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Medina, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
700,225

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER	[_]
700,225

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	20050L100

Item 1.	(a).	Name of Issuer:
Command Security Corporation

(b).	Address of issuer's principal executive offices:
Lexington Park, LaGrangeville, NY 12540

Item 2.	(a).	Name, Principal Business Address, and Citizenship of Persons Filing:

David E. Smith – U.S.A(1)
Coast Investment Management, LLC – Delaware(1)
The Coast Fund, LP – Cayman Islands(1)
Coast Medina, LLC – Delaware(1)
      2450 Colorado Ave., Suite 100 E. Tower
      Santa Monica, CA 90404
      United States of America

(1)  David E. Smith is the managing member of Coast Investment Management, LLC. Coast Investment Management, LLC is the general partner of The Coast Fund, LP. The Coast Fund, LP is the sole member of Coast Medina, LLC. Coast Medina, LLC received 700,225 shares of Common Stock as a result of a pro rata, in-kind distribution from a hedge fund investment. These securities are in the process of being transferred into Mr. David E. Smith’s personal account.  This Schedule 13G serves as the initial Schedule 13G filing for each of Coast Investment Management, LLC, The Coast Fund, LP and Coast Medina, LLC. As of January 26, 2010, Coast Investment Management, LLC, The Coast Fund, LP and Coast Medina, LLC beneficially own more than five percent of the class of securities of the issuer.

(d).	Title of class of securities:

Common Stock, $0.0001 par value

(e).	CUSIP No.:

20050L100

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

David E. Smith – 1,374,585 Coast Investment Management, LLC – 700,225 The Coast Fund, LP – 700,225 Coast Medina, LLC – 700,225

(b)	Percent of class:

David E. Smith – 12.6% Coast Investment Management, LLC – 6.4% The Coast Fund, LP – 6.4% Coast Medina, LLC – 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
David E. Smith – 674,360 Coast Investment Management, LLC – 0 The Coast Fund, LP – 0 Coast Medina, LLC – 0

(ii)	Shared power to vote or to direct the vote
David E. Smith – 700,225 Coast Investment Management, LLC – 700,225 The Coast Fund, LP – 700,225 Coast Medina, LLC – 700,225
(iii)	Sole power to dispose or to direct the disposition of
David E. Smith – 674,360 Coast Investment Management, LLC – 0 The Coast Fund, LP – 0 Coast Medina, LLC – 0
(iv)	Shared power to dispose or to direct the disposition of
David E. Smith – 700,225 Coast Investment Management, LLC – 700,225 The Coast Fund, LP – 700,225 Coast Medina, LLC – 700,225

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G, Amendment No. 3, dated January 29, 2010 relating to the Common Stock of Command Security Corporation shall be filed on behalf of the undersigned.

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

January 29, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 26024 0001 1067704